BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
House
AR


06012346

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


SUPPL

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

April 3, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2006
WASH, D.C. 185 SECTION

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

4/10

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*

WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY

ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 29, 2006

1. Announcement re "Written Resolutions Passed at the Third Meeting of the 2006 Board of Directors", released on March 30, 2006;

2. Announcement re "Discloseable Transactions Construction of Vessels, Clarification of Closure of H Share Register, and Update on Dry Bulk Cargo Business Spin-off", released on April 3, 2006;

3. Announcement re "Special General Meeting held on March 31, 2006 – Poll Results", released on April 3, 2006.

N25

THE STANDARD — 3 APR 2006



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)
(Stock Code: 1138)

DISCLOSEABLE TRANSACTIONS
CONSTRUCTION OF VESSELS
AND
CLARIFICATION OF CLOSURE OF H SHARE REGISTER
AND
UPDATE ON DRY BULK CARGO BUSINESS SPIN-OFF

On 31st March, 2006, the Company entered into the Dalian Agreement with Dalian Shipyard for the construction of four 298,000 dead weight tonnes VLCCs for the transportation of crude oil. The consideration for the construction of the VLCCs is US$408.76 million (equivalent to approximately HK$3,167.89 million). The entering into of the Dalian Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

On 31st March, 2006, the Company entered into the Guangzhou Agreements with Guangzhou Shipyard for the construction of four 42,000 dead weight tonnes tankers for the transportation of crude oil and product oil. The total consideration for the construction of the four tankers is US$148.50 million (equivalent to approximately HK$1,150.88 million). The entering into of the Guangzhou Agreements constitute a discloseable transaction of the Company under the Listing Rules.

Further to the Results Announcement dated 28 March 2006, the Directors also take this opportunity to clarify the book closing period and the rights of shareholders in relation to dividends.

Further to the announcements issued by the Company on 15 June 2005, 8 July 2005 and 15 July 2005, the Company and CSC have decided not to proceed with the proposed spin-off and new listing of the Company's dry bulk cargo business.

Dalian Agreement

On 31 March 2006, the Company through its Hong Kong branch (as the buyer) entered into the Dalian Agreement with Dalian Shipyard (as the seller) for the construction of four 298,000 dead weight tonnes VLCCs for transportation of crude oil. The consideration for the construction of the VLCCs is US$408.76 million (equivalent to approximately HK$3,167.89 million). The consideration is determined by reference to the market price of similar vessels. The entering into of the Dalian Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Dalian Shipyard is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Dalian Shipyard and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Dalian Shipyard and its ultimate beneficial owner are also independent of Guangzhou Shipyard and its ultimate beneficial owner.

The terms of the Dalian Agreement were determined on an arm's length basis and are on normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Dalian Agreement

The price of each of the four Dalian Shipyard VLCCs will be payable in US$ in 5 instalments at various stages of the construction of the relevant VLCCs:

(i) for the first instalment, to pay 20% of the price within 15 business days after the Dalian Agreement was entered into:

(ii) for the second, third and forth instalment, to pay 20% of the price within 5 business days of the receipt of the relevant invoice issued by Dalian Shipyard;

(iii) for the final instalment, to pay 20% of the price within 5 business days of the receipt of all documentation in relation to completion of the VLCCs by Dalian Shipyard.

The first VLCC is expected to be delivered in or before June 2009. The second VLCC is expected to be delivered in or before September 2009. The third VLCC is expected to be delivered in or before November 2009. The fourth VLCC is expected to be delivered in or before December 2009.

Guangzhou Agreements

On 31 March 2006, the Company, or through its Hong Kong branch as the case may be, both as the buyer, entered into the Guangzhou Agreements with Guangzhou Shipyard (as the seller) for the construction of four 42,000 dead weight tonnes tankers for the transportation of crude oil and product oil. The total consideration for the construction of the four tankers is US$148.50 million (equivalent to approximately HK$1,150.88 million). The consideration is determined by reference to the market price of similar vessels. The entering into of the Guangzhou Agreements constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Guangzhou Shipyard is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owner are also independent of Dalian Shipyard and its ultimate beneficial owner.

The terms of the Guangzhou Agreements were determined on an arm's length basis and are on normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil and product oil vessel transportation industry.

Terms of the Guangzhou Agreements

The price of each of the four Guangzhou Shipyard tankers will be payable in either Renminbi or US$, as the case may be. Relevant payments are payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 15 business days after the Guangzhou Agreements were entered into;

(ii) for the second, third and forth instalment, to pay 20% of the price within 7 business days of the receipt of the relevant invoice issued by Guangzhou Shipyard;

(iii) for the final instalment, to pay 20% of the price within 7 business days of the receipt of all documentation in relation to completion of the relevant tankers by Guangzhou Shipyard.

The first tanker is expected to be delivered in or before October 2007. The second tanker is expected to be delivered in or before December 2008. The third tanker is expected to be delivered in or before August 2009. The fourth tanker is expected to be delivered in or before November 2009.

Finance Terms

The construction of the vessels under the Dalian Agreement and the Guangzhou Agreements will be funded partly by bank borrowings and partly by internal resources. The consideration for the Guangzhou Agreements will be funded by internal resources as to 100% of the consideration. As for the consideration for the Dalian Agreement, approximately 80% of the consideration will be funded by bank borrowings and approximately 20% by internal resources.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. 2005 has been a very strong year for the crude oil transportation market. The Directors are optimistic of the demand in such market in 2006. The Directors are of the view that the construction and ownership of the vessels mentioned above will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

General

Under the Listing Rules, the entering into of each of the Dalian Agreement and the Guangzhou Agreements constitutes a discloseable transaction of the Company. A circular giving details of the transactions under the Dalian Agreement and the Guangzhou Agreements will be despatched to the Shareholders, for their information only, in due course.

Closure of H Share Register

The Directors refer to the Results Announcement in relation to information about the results, dividends and closure of H Share Register. Any holders of H Shares of the Company, whose names appear on the Company's H Share register of members at the close of business on Wednesday, 26 April 2006, are entitled to payment of final dividends and to attend and vote at the annual general meeting of the Company to be held on 26 May 2006 (or any adjournments thereof). For the purposes of the entitlement to final dividend and the right of members of the Company to attend and vote in the Company's annual general meeting, the book closing period for both of the above is from Thursday, 27 April 2006 to Friday, 26 May 2006 (both days inclusive).

Spin-off of Dry Bulk Cargo Business

The Company refers to its announcement on 15 June 2005, 8 July 2005 and 15 July 2005 in relation to a proposed spin-off and new listing of its dry bulk cargo business involving the Company and CSC. After taking into account the current market conditions and environment, the Company and CSC have decided not to proceed with such spin-off and new listing project. There is no material adverse effect on the Group as a result of not proceeding with the spin-off and new listing project.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"business day"	a day other than Saturdays, Sundays and public holidays in the PRC
"CSC"	China Shipping (Group) Company, the controlling shareholder of the Company
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Dalian Agreement"	four unconditional agreements all dated 31 March 2006 and entered into between Dalian Shipyard (as the seller) and the Company through its Hong Kong branch (as the buyer) for the construction of four 298,000 dead weight tonnes vessels for the transportation of crude oil
"Dalian Shipyard"	Dalian Shipbuilding Industry Company Limited (大連船舶重工集團有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Guangzhou Agreements"	four unconditional agreements all dated 31 March, 2006 and entered into between Guangzhou Shipyard (as the seller) and the Company, or through its Hong Kong branch as the case maybe (both as the buyer) for the construction of four 42,000 dead weight tonnes vessels for the transportation of crude oil and product oil
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is not a connected person of the Company and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"H Shares"	the shares of the Company listed on the Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Results Announcement"	The Company's announcement on 28 March 2006 in relation to the annual results for the year ended 31 December 2005
"Shareholders"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America
"VLCC"	Very Large Crude Oil Carrier

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
31 March 2006

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kanhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

- 3 APR 2006

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）
（股份代號：1138）

須予披露之交易
建造船舶
及
澄清暫停辦理H股過戶登記手續
及
乾散貨業務分拆上市之更新資料

於二零零六年三月三十一日，本公司與大連船廠簽訂大連協定，建造四艘運載量為298,000載重噸可供運送原油之超大型油輪。建造該四艘超大型油輪之總代價為四億零八百七十六萬美元（約相等於三十一億六千七百八十九萬港元）。簽訂大連協定根據上市規則構成本公司之須予披露交易。

於二零零六年三月三十一日，本公司與廣州船廠簽訂廣州協定，建造四艘運載量為42,000載重噸可供運送原油及成品油之油輪。建造該等油輪之總代價為一億四千八百五十萬美元（約相等於十一億五千零八十八萬港元）。簽訂廣州協定根據上市規則構成本公司之須予披露交易。

繼於二零零六年三月二十八日刊發之業績公告後，董事亦藉此機會澄清暫停辦理股份過戶登記手續之期間及股東就股息享有之權利。

繼本公司於二零零五年六月十五日、二零零五年七月八日及二零零五年七月十五日刊發之公告，本公司及中海集團已決定不會繼續進行本公司乾散貨業務分拆及新上市計劃。

大連協定

於二零零六年三月三十一日，本公司透過其香港分支機構（作為買方）與大連船廠（作為賣方）就建造四艘運載量為298,000載重噸可供運送原油之超大型油輪簽訂大連協定。建造該等超大型油輪之總代價為四億零八百七十六萬美元（約相等於三十一億六千七百八十九萬港元）。代價乃參考類似船舶之市價釐定。簽訂大連協定根據上市規則第十四章構成本公司之須予披露交易。

大連船廠為一家中國造船廠。以董事作出一切合理查詢後所深知、盡得之資料及深信，大連船廠及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。董事經作出一切合理查詢後所深知、盡得之資料及深信，大連船廠及其最終實益擁有人亦獨立於廣州船廠及其最終實益擁有人。

大連協定之條款乃按公平基準及一般商業條款磋商釐定。董事（包括獨立非執行董事）認為就彼等在原油航運業之經驗而言，該等條款屬公平合理及符合本公司及股東整體之利益。

大連協定之條款

大連船廠四艘超大型油輪各自之代價將分五期在有關超大型油輪建造之不同階段以美元支付：

(i) 第一期將於訂立大連協定後十五個工作天內支付代價之20%；

(ii) 第二、第三及第四期將於收到大連船廠發出有關發票之五個工作天內支付代價之20%；

(iii) 最後一期將於收到大連船廠有關超大型油輪完成建造之所有文件之五個工作天內支付代價之20%。

預期第一艘超大型油輪將於二零零九年六月或之前交付，預期第二艘超大型油輪將於二零零九年九月或之前交付，預期第三艘超大型油輪將於二零零九年十一月或之前交付。預期第四艘超大型油輪將於二零零九年十二月或之前交付。

廣州協定

於二零零六年三月三十一日，本公司或透過其香港分支機構（視情況而定）（兩者作為買方）與廣州船廠（作為賣方）就建造四艘運載量為42,000載重噸可供運送原油及成品油之油輪簽訂廣州協定。建造該等油輪之總代價為一億四千八百五十萬美元（約相等於十一億五千零八十八萬港元）。代價乃參考類似船舶之市價釐定。簽訂廣州協定根據上市規則第十四章構成本公司之須予披露交易。

廣州船廠為一家中國造船廠。董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州船廠及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。董事經過所有合理查詢後所深知、盡得之資料及深信，廣州船廠及其最終實益擁有人亦獨立於大連船廠及其最終實益擁有人。

廣州協定之條款乃按公平基準及一般商業條款磋商釐定。董事（包括獨立非執行董事）認為就彼等在原油及成品油航運業之經驗而言，該等條款屬公平合理及符合本公司及股東整體之利益。

廣州協定之條款

廣州船廠四艘油輪各自之代價將以人民幣或美元（視情況而定）支付。有關付款分五期在有關油輪建造之不同階段支付：

(i) 第一期將於訂立廣州協定後十五個工作天內支付代價之20%；

(ii) 第二、第三及第四期將於收到廣州船廠發出有關發票之七個工作天內支付代價之20%；

(iii) 最後一期將於收到廣州船廠有關油輪完成建造之所有文件之七個工作天內支付代價之20%。

第一艘油輪預期將於二零零七年十月或之前交付，第二艘油輪預期將於二零零八年十二月或之前交付，第三艘油輪預期將於二零零九年八月或之前交付。第四艘油輪預期將於二零零九年十一月或之前交付。

融資條款

建造大連協定及廣州協定下之船舶部份將由銀行借款撥付，部份由自有資金撥付。廣州協定之代價將全數以自有資金撥付。至於大連協定之代價，約80%代價將由銀行借款撥付，約20%則由自有資金撥付。

有關本集團之資料

本集團業務範圍包括：沿海、遠洋及長江貨物運輸、集裝箱運輸、油品運輸、國際旅客運輸、租船、貨物代理及貨運代理。二零零五年為原油運輸市場強勢之年。董事對該市場於二零零六年之需求感到樂觀。董事認為在建造及擁有上述船舶後，本集團更能充份爭取在航運業之商機，繼續擴大規模優勢，優化航線佈局以及提高經營效益及盈利能力。

一般事項

根據上市規則，大連協定及廣州協定各自之訂立構成本公司之須予披露交易。載有大連協定及廣州協定之交易詳情之通函將於適當時間寄發予股東，以供彼等參考。

暫停辦理H股過戶登記

董事茲提述有關業績、股息及暫停辦理H股過戶登記資料之業績公告。凡持有本公司之H股，並於二零零六年四月二十六日（星期三）辦公時間結束時名列本公司H股股東名冊之人士，均有權獲分派末期股息及出席本公司將於二零零六年五月二十六日舉行之股東週年大會（或其任何續會），並於會上投票。本公司將由二零零六年四月二十七日（星期四）至二零零六年五月二十六日（星期五）（包括首尾兩天）暫停辦理H股過戶登記，以便釐定本公司股東有權獲分派末期股息以及出席本公司股東週年大會並於會上投票之權利。

乾散貨業務分拆上市

本公司茲提述其於二零零五年六月十五日、二零零五年七月八日及二零零五年七月十五日所刊發之公告，內容有關本公司與中海集團擬將其乾散貨業務分拆及獨立上市。經考慮現時市況及環境後，本公司及中海集團已決定不再繼續進行該項分拆及獨立上市項目。停止分拆上市項目對本集團並無造成重大不利影響。

釋義

於本公告內，除文義另有所指外，下列詞語具有以下涵義：

「工作天」	星期六、星期日及中國公眾假期以外之日子
「中海集團」	中國海運（集團）總公司，為本公司之控股股東
「本公司」	中海發展股份有限公司，於中國成立之股份有限公司，其H股於香港聯合交易所有限公司上市
「大連協定」	四份同於二零零六年三月三十一日由大連船廠（作為賣方）與本公司經由其香港分支機構（作為買方）就建造四艘運載量為298,000載重噸可供運送原油之船舶所簽訂之無條件協定
「大連船廠」	大連船舶重工集團有限公司，一家中國造船廠，就董事經作出一切合理查詢後所深知、盡得之資料及深信，其為獨立第三方，且與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人（定義見上市規則）概無關連
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「廣州協定」	四份同於二零零六年三月三十一日由廣州船廠（作為賣方）與本公司或經由本公司之香港分支機構（視乎情況而定）（作為買方）就建造四艘運載量為42,000載重噸可供運送原油及成品油之船舶所簽訂之無條件協定
「廣州船廠」	廣州廣船國際股份有限公司，一家中國造船廠，就董事經作出一切合理查詢後所深知、盡得之資料及深信，其並非本公司之關連人士，且與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人（定義見上市規則）概無關連
「H股」	本公司於香港聯合交易所有限公司上市之股份
「港元」	港元，中國香港特別行政區之法定貨幣
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「業績公告」	本公司於二零零六年三月二十八日就截至二零零五年十二月三十一日止年度之全年業績所刊發之公告
「股東」	持有本公司股份之人士
「美元」	美元，美利堅合眾國之法定貨幣
「超大型油輪」	超大型油輪

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國　上海
二零零六年三月三十一日

於本公告刊發日期，本公司之董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王國和先生，以及獨立非執行董事謝榮興先生、俞鴻高先生及周占群先生所組成。

本公告所採納之匯率為1.00美元兌7.75港元（僅供參考）。

B9

SOUTH CHINA MORNING POST -3 APR 2006



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Special General Meeting held on 31 March 2006 – Poll Results

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's special general meeting (the "SGM") held at 2:00 p.m. on Friday, 31 March 2006 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. 5 shareholders and authorised proxies holding an aggregate of 3,685,398,108 shares with voting rights in the Company, representing approximately 61.12% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the SGM.

As mentioned in the Company's circular dated 13th February 2006, China Shipping (Group) Company and its associate(s), if any, were required to abstain from voting on proposed resolution numbered 1 at the SGM. No shareholder was required to abstain from voting in respect of proposed resolution numbered 2 at the SGM. Accordingly, (i) shareholders representing 2,420,000,000 shares of the Company were entitled to attend and vote for or against proposed resolution numbered 1; and (ii) shareholders representing 6,030,000,000 shares of the Company were entitled to attend and vote for or against proposed resolution numbered 2.

The SGM was chaired by Mr. Li Shao De, the vice-chairman of the Company. After consideration by the shareholders and authorised proxies and through voting by way of poll, the following resolutions were passed at the SGM and the details of voting are as follows:

	Summary of Resolutions (abbreviated)	Number of Votes (approximate %)		
	Ordinary Resolution	**For**	**Against**	**Abstain**
1	To approve the master provision of containers agreement to be entered into between the Company and China Shipping (Group) Company (a copy of which was produced at the SGM).	75,396,108 (99.99735%)	2,000 (0.00265%)	0 (0%)
	Special Resolution			
2	To approve the proposed amendment to the Articles of Association of the Company	3,685,386,108 (99.99995%)	2,000 (0.00005%)	0 (0%)

Please refer to the notice of SGM dated 13 February 2006 for the full version of the above resolutions.

As more than 1/2 of the votes were cast in favour of proposed resolution numbered 1 and more than 2/3 were cast in favour of proposed resolution numbered 2, proposed resolution numbered 1 and proposed resolution numbered 2 were duly passed as an ordinary resolution and a special resolution respectively.

The voting at the SGM was scrutinised by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the SGM were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yu Mang
Company Secretary

Shanghai, the People's Republic of China
31 March, 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

A86 經濟日報 3 APR 2006



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號:2866)

於二零零六年三月三十一日舉行的臨時股東大會按股數投票結果

中海集裝箱運輸股份有限公司(「本公司」)董事會(「董事會」)欣然公佈於二零零六年三月三十一日(星期五)下午二時正假座中華人民共和國上海浦東新區福山路450號3樓一號會議廳舉行的臨時股東大會(「臨時股東大會」),以下決議案已獲得通過。總共5名股東及獲授權代表(共持有本公司3,685,398,108股具投票權股份,佔本公司具投票權股份總數(6,030,000,000股)約61.12%)出席臨時股東大會。

誠如本公司日期為二零零六年二月十三日的通函所提及,中國海運(集團)總公司及其聯繫人士(如有)須放棄就臨時股東大會上提呈的第1項決議案投票。並無股東被要求放棄就臨時股東大會上提呈的第2項決議案投票。因此,(i)代表2,420,000,000股本公司股份的股東有權出席大會並就提呈的第1項決議案投贊成或反對票;及(ii)代表6,030,000,000股本公司股份的股東有權出席大會並就提呈的第2項決議案投贊成或反對票。

臨時股東大會由本公司副董事長李紹德先生主持。股東及獲授權代表經考慮及以按股數投票方式表決後,以下決議案於臨時股東大會獲得通過,投票詳情如下:

	決議案概要(簡述)	票數(概約百分比)		
	普通決議案	贊成	反對	棄權
1	批准本公司與中國海運(集團)總公司將予訂立的集裝箱供應總協議(有關副本已提呈臨時股東大會)。	75,396,108股 (99.99735%)	2,000股 (0.00265%)	0 (0%)
	特別決議案			
2	批准本公司的公司組織章程細則之建議修訂	3,685,386,108 (99.99995%)	2,000 (0.00005%)	0 (0%)

以上決議案全文請參閱本公司所刊發日期為二零零六年二月十三日的臨時股東大會通告。

由於提呈的第1項決議案及提呈的第2項決議案分別獲得超過二分一及超過三分二的贊成票,故提呈的第1項決議案及提呈的第2項決議案已分別獲正式通過為普通決議案及特別決議案。

臨時股東大會的投票由本公司核數師羅兵咸永道會計師事務所監票(註)。

註: 羅兵咸永道會計師事務所的工作範圍

臨時股東大會按股數投票結果已由羅兵咸永道會計師事務所核查,羅兵咸永道會計師事務所的工作只限於應本公司要求,對本公司編製的按股數投票結果與由本公司收集並向羅兵咸永道會計師事務所提供的投票表格進行若干核對程序。羅兵咸永道會計師事務所就此執行的工作並不構成按香港會計師公會頒佈的《香港核數準則》、《香港審閱工作準則》或《香港鑒證工作準則》進行的保證工作,羅兵咸永道會計師事務所亦不會就與法律詮釋或投票權有關的事宜作出確認或提出意見。

承董事會命
中海集裝箱運輸股份有限公司
公司秘書
葉宇芒

中華人民共和國上海
二零零六年三月三十一日

於本公告日期,董事會包括執行董事李克麟先生、黃濤祥先生、黃小文先生及趙宏舟先生;非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生;以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* 本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。